# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Harmony Biosciences Holdings, Inc, CIK 0001802665
CUSIP: 413197104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 630 W. Germantown Pike, Suite 215, Plymouth Meeting, Pennsylvania (PA), 19462
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001821186

## Reporting persons
- Valor IV Pharma Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,618,033; sole dispositive power 0; shared dispositive power 6,618,033; aggregate amount beneficially owned 6,618,033 (11.6% of the class)
- Valor Equity Partners IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,117,088; sole dispositive power 0; shared dispositive power 5,117,088; aggregate amount beneficially owned 5,117,088 (9% of the class)
- Valor Equity Partners IV-A L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 281,739; sole dispositive power 0; shared dispositive power 281,739; aggregate amount beneficially owned 281,739 (0.5% of the class)
- Valor Equity Partners IV-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,219,206; sole dispositive power 0; shared dispositive power 1,219,206; aggregate amount beneficially owned 1,219,206 (2.1% of the class)
- Valor Equity Associates IV L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,618,033; sole dispositive power 0; shared dispositive power 6,618,033; aggregate amount beneficially owned 6,618,033 (11.6% of the class)
- Valor Equity Capital IV LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,618,033; sole dispositive power 0; shared dispositive power 6,618,033; aggregate amount beneficially owned 6,618,033 (11.6% of the class)
- Valor Management L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,618,033; sole dispositive power 0; shared dispositive power 6,618,033; aggregate amount beneficially owned 6,618,033 (11.6% of the class)
- Antonio J. Gracias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 36,714; shared voting power 6,618,033; sole dispositive power 36,714; shared dispositive power 6,618,033; aggregate amount beneficially owned 6,654,747 (11.7% of the class)
- Juan A. Sabater: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 26,224; shared voting power 6,618,033; sole dispositive power 26,224; shared dispositive power 6,618,033; aggregate amount beneficially owned 6,644,257 (11.6% of the class)

## Item 1. Issuer
Name of issuer: Harmony Biosciences Holdings, Inc
Address of issuer's principal executive offices: 630 W. Germantown Pike, Suite 215, Plymouth Meeting, Pennsylvania, 19462

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a Reporting Person and collectively as the Reporting Persons.

1) Valor IV Pharma Holdings, LLC
2) Valor Equity Partners IV L.P.,
3) Valor Equity Partners IV-A L.P.
4) Valor Equity Partners IV-B L.P.
5) Valor Equity Associates IV L.P.
6) Valor Equity Capital IV LLC
7) Valor Management L.P
8) Antonio J. Gracias
9) Juan A. Sabater
Address of principal business office or, if none, residence: The address of each Reporting Person is 320 North Sangamon Street, Suite 1200, Chicago, IL 60607.
Citizenship: Each entity Reporting Person is organized under the laws of Delaware. Messrs. Gracias and Sabater are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

As of December 31, 2024, Valor IV Pharma Holdings, LLC was the holder of record of the shares reported herein. Valor Management L.P. is the managing member of Valor Equity Capital IV LLC, which is the general partner of Valor Equity Associates IV L.P., which, in turn, is the general partner of each of Valor Equity Partners IV L.P., Valor Equity Partners IV-A L.P. and Valor Equity Partners IV-B L.P., or the "Valor Funds." The Valor Funds are the sole members of Valor IV Pharma Holdings, LLC. By virtue of their positions with Valor Management L.P., each of Messrs. Gracias and Sabater may be deemed to share beneficial ownership over the shares held of record by Valor IV Pharma Holdings, LLC; however, each disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Act and the inclusion of such persons in this Schedule 13G shall not be construed as an admission that such persons are, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Percent of class is based on (i) the number of shares that may be deemed to be beneficially owned by each Reporting Person as of December 31, 2024 and (ii) the number of shares of common stock outstanding as of October 25, 2024 (57,031,297 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Valor IV Pharma Holdings, LLC: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Partners IV L.P.: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Partners IV-A L.P.: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Partners IV-B L.P.: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Associates IV L.P.: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Equity Capital IV LLC: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Valor Management L.P.: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Antonio J. Gracias: /s/Antonio J. Gracias, Antonio J. Gracias/CEO (02/12/2025)
- Juan A. Sabater: /s/Juan A. Sabater, Juan A. Sabater (02/12/2025)